Exhibit 12.1

Exhibit 12.1

BNSF Railway Company and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges
In millions, except ratio amounts
(Unaudited)

	Year ended December 31,
	2007		2006		2005		2004		2003
			(As Adjusted)[a]		(As Adjusted)[a]		(As Adjusted)[a]		(As Adjusted)[a]
Earnings:
Income before income taxes and cumulative effect of accounting change	$3,580		$3,549		$2,856		$1,635		$1,568
Add:
Interest and other fixed charges, excluding capitalized interest	87		113		127		128		144
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	282		261		221		195		182
Distributed income of investees accounted for under the equity method	4		3		4		3		3
Amortization of capitalized interest	4		4		8		8		8
Less:
Equity in earnings of investments accounted for under the equity method	19		27		15		9		14
Total earnings available for fixed charges	$3,938		$3,903		$3,201		$1,960		$1,891
Fixed charges:
Interest and fixed charges	$104		$127		$140		$138		$153
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	282		261		221		195		182
Total fixed charges	$386		$388		$361		$333		$335
Ratio of earnings to fixed charges	10.20	x	10.06	x	8.87	x	5.89	x	5.64	x
a	Prior year numbers have been adjusted for the retrospective adoption of Financial Accounting Standards Board (FASB) Staff Position (FSP)
AUG AIR-1, Accounting for Planned Major Maintenance Activities. See Note 2 to the Consolidated Financial Statements for additional information.